Mail Stop 0306

May 24, 2005


By U.S. Mail and facsimile to (423)899-4456


F. Mckamy Hall
Vice President, Chief Financial Officer and Treasurer
Astec Industries, Inc.
1725 Shepherd Road
Chattanooga, TN 37421

	RE:	Astec Industries, Inc.
		Form 10-K for the year ended December 31, 2004
		Form 10-Q for the quarter ended March 31, 2005
      File No. 000079987

Dear Mr. Hall:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for the year ended December 31, 2004

Financial Statements

Consolidated Balance Sheets
1. Show us that the item "other accrued liabilities" should not be further disaggregated pursuant to Rule 5-02.20 to Regulation S-X.
2. The footnotes to future filings should present a clear description of the components of the item "accrued loss reserves." The footnote disclosure about this item should also consider the requirements of
SFAS 5, SOP 94-6 and SAB Topic 5-Y. Show us how you plan to implement this comment.

Consolidated Statements of Operations
3. When significant, MD&A or the notes to financial statements should
present disclosure about the components of "other income (expense)
-
net."   We see, for instance, the significance of the "net"
amounts
for 2003 and 2002 and the significant variance between those years.

Consolidated Statements of Cash Flows
4. We see investing cash flows from finance receivables and notes receivable. In a supplemental response, describe the transaction cycles responsible for these cash flows. If these cash flows were derived from the sales of goods and services, explain why those cash flows should not be classified as operating activities. Under SFAS
95, operating cash flows include cash receipts from sales of goods or services, including receipts from collection or sale of accounts and both short- and long-term notes receivable (and leases) from customers arising from those sales. Show us that these cash flows were not derived from sales of goods and services and show us that they have been appropriately classified for cash flow statement purposes. Also respond with respect to the proceeds from and expenditures for equipment on operating leases. Show us that those cash flows are not operating activities as defined in SFAS 95.
5. We see a cash outflow totaling $1.8 million identified as "cash paid for retirement of stock." However, we do not see this item on the statement of shareholders` equity. Tell us how the disbursement was accounted for, including where it is presented on the statement of shareholders` equity.






Note 1 - Summary of Significant Accounting Policies

Revenue Recognition
6. We note the general criteria you apply for product revenue recognition purposes. We also see that you sell products through dealers, independent representatives and distributors. Tell us more about the terms of sales through these channels. Do you recognize revenue when you ship product to dealers, independent representatives and distributors or when these parties resell products to their customers? Show us how you apply the disclosed criteria for transactions with these parties and demonstrate to us that your revenue practices are appropriate for transactions with these parties. Be sure to address the considerations that drive the timing of revenue. Refer to SAB 104.
7. You disclose that you "generally" obtain purchase authorizations from customers specifying terms for product, price and delivery. Tell us about the extent of exceptions to this policy, including whether there is any impact on the underlying accounting. That is, what happens when you do not have a written purchase authorization?
8. Supplementally describe the nature, terms and extent of post shipment obligations and customer acceptance protocols. Tell us how these matters are considered in your revenue practices and show us that your application is appropriate under SAB 104. To the extent these considerations vary based on product, market or other factor, please be specific.
9. Supplementally quantify bill and hold sales for the periods presented in the financial statements. With respect to those transactions, show us that you appropriately applied the criteria from SAB 104 in accounting for the related revenue. Specifically identify the substantive business purpose for each significant transaction.
10. In future filings, more specifically identify the circumstances when you apply multiple element accounting. Clarify the nature of the vendor specific objective evidence of fair value you consider in applying that accounting. Also, clarify the factors you evaluate in determining that the functionality of delivered elements is not dependent on undelivered elements and clarify the factors you consider in assessing whether delivery of the delivered element is the culmination of the earnings process. Respond supplementally, as well.

Note 13 - Contingencies
11. Please expand future filings to make more specific disclosure about lawsuits and claims, including specific disclosure about potentially significant individual matters. Refer to SFAS 5, SOP 94-6 and SAB Topic 5-Y. Show us how you plan to implement this comment.
If you believe your existing disclosure is compliant, support that conclusion supplementally and in detail.

Note 16 - Operation by Industry Segment and Geographic Area
12. We see that the segment loss for "all others" significantly increased in 2004. In future filings, the segment discussion in MD&A should also address this segment, including reasons for significant changes in corporate or other expenses included therein. Also describe supplementally the factors leading the loss from this segment to more than double in 2004.
13. Please expand future filings to also present long-lived assets by geographic area as required by paragraph 38(b) of SFAS 131.


*    *    *    *


      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review.
Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Patrick Enunwaonye, Staff Accountant, at
(202)
551-3645 or me, at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Brian Cascio, Accounting Branch
Chief , at (202) 551-3676 with any other concerns.



							Sincerely,


							Gary Todd
							Review Accountant
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Mr. Hall
Astec Industries, Inc.
May 24, 2005
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